

Mail Stop 3720

June 5, 2007

Ms. Amy Gallo
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

Re: **Fortune Industries, Inc.**
Form 10-K for Fiscal Year Ended August 31, 2006
Filed November 29, 2006

Forms 10-Q for Fiscal Quarters Ended November 30, 2006 and
February 28, 2007
File No. 0-19049

Dear Ms. Gallo:

We have reviewed your supplemental response letter dated April 24, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 26, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended August 31, 2006
Note 2 – Acquisitions and Pro Forma Financial Statements
CSM, Inc. (Business Solutions Segment), page 55

1. We note your response to prior comment 4. Please tell us the economic substance of the put/call option issued in conjunction with the acquisition of CSM. In other words absent the put option issued in the transaction would the Company have had to issue additional shares, cash, or other consideration to complete the transaction. Since the put/call option was issued in connection with the Company's acquisition of CMS, it is still unclear to us why you believe that the put option is outside the scope of SAB Topic 5 as codified by SAB 107. Tell us in detail how you concluded that the likelihood of payment of the contingent consideration was beyond reasonable doubt. Tell us why your majority shareholder, and not you, agreed that the vested shares can be put to him at the $10.33 per share, which significantly exceeds the market price of the restricted common stock at the acquisition date. Tell us whether you guaranteed to the seller your majority shareholder's obligation under the put. Tell us whether an equal number of shares vest each year. If so, tell us what happens if the annual

operating performance is not met. Are these shares forfeited? Tell us whether any of the restricted shares have vested. Tell us how you considered the restricted shares in your EPS calculation under SFAS 128.

Form 10-Q for the quarterly period ended November 30, 2006
Note 11 – Variable Interest Entity, page 20

2. We note your response to prior comment number 9 and have the following comments.

We note the reasons why you consolidated FFD subsequent to August 31, 2006 under FIN 46R. You indicate that over the past three years, you entered into various acquisition agreements which contain options agreements between the sellers and your majority shareholder, Mr. Fortune. You indicate that (1) during the first quarter of 2007, Mr. Fortune and Mr. Fisbeck agreed to finance the entire $12 million purchase subject to the put/call options individually with a bank; (2) as a result of this transaction, the owners elected to charge a significant increase in rent to you from FFD and; (3) the owners used the cash from the rent increase to service the new debt incurred to finance the $12 million obligations from the put/call. Tell us how you considered accounting for the increase in rent to you from FFD as a distribution to Mr. Fortune and Mr. Fisbeck.

We note that you indicate that now you provide subordinated financial support through the significant increase in rent charged by FFD; which is ultimately used to service the Owners' new individual $12 million debt. Since the cash from the increase in rent will be used by the owners to service the $12 million debt, it is unclear to us how you are providing subordinated financial support to FFD. In other words, it appears that the owners, and not FFD, are receiving the benefit from the rent increase. Also, it is unclear to us why, as a result of the rent increase, you became the primary beneficiary of FDD. In this regard, we note that the cash from the increase in rent that you are paying to FFD is being distributed to FFD's owners to service the $12 million debt.

Addressing paragraph 7 of SFAS 13, tell us how you concluded that classification of the leases as operating leases was appropriate. Tell us in more detail of the terms of the lease agreements, including renewal or purchase options, escalation clauses, obligations with respect of refinancing of the lessor's debt, significant penalties (as defined in paragraph 5(o) of SFAS 13), and provision of any significant guarantees, such as residual values.

Tell us whether prior to the creation of FFD, the properties were owned and leased to you by Mr. Fortune and Mr. Fisbeck Tell us the business reason for the creation of FFD. Tell us how the properties were originally financed.

Form 10-Q for the quarterly period ended February 28, 2007

Ms. Amy Gallo
Fortune Industries, Inc.
June 5, 2007
Page 3

Note 3 – Investments in Marketable Equity Securities, page 14

3. We note your disclosure of $1.5 million of marketable securities related to shares of your common stock held by a consolidated variable interest entity. Addressing the relevant accounting literature, tell us why you believe that it is appropriate to present this investment as an asset in your consolidated balance sheet.

Note 8 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 19

4. We note that you were not in compliance with the covenant terms of your credit facility loan agreement as of February 28, 2007. Addressing SFAS 78, tell us your basis for classifying the debt at long-term in the balance sheet.

Note 12 – Variable Interest Entity, page 22

5. Please tell us how you are accounting for profit and loss activity of the VIE in your consolidated income statement and statement of cash flows. Also tell us how the VIE is generating income if all the properties are leased to you.

Consolidated Statements of Operations, page 5

6. Please revise in future filings to classify the loss on disposal of assets as part of operating income.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director